Room 4561

September 7, 2006

Mr. Walter K. Weisel
Chairman of the Board
Innova Holdings, Inc.
17105 San Carlos Boulevard, Suite A6151
Fort Myers, Florida 33931

Re: **Innova Holdings, Inc.**
Revised Preliminary Proxy Statement on Schedule 14A filed August 24, 2006
File No. 0-33231

Dear Mr. Weisel:

We have conducted a limited review of your revised preliminary proxy statement and response letter filed August 24, 2006 and have the following comments.

Revised Preliminary Information Statement on Schedule 14C

Proposal 2, page 16

1.   Notwithstanding your revised disclosure here regarding the timing of the decision made to undertake the reverse stock split and the private placement with Cornell Capital, it appears that the reverse stock split is necessary for a sufficient number of authorized shares of common stock to be issuable under the convertible securities. Pursuant to Note A to Schedule 14A, it accordingly appears that your proposal to stockholders for the reverse stock split also operates to authorize the additional shares of common stock necessary for the convertible securities. In this regard, it appears that disclosure pursuant to Items 12 and 13(a) of Schedule 14A is necessary. Please revise your disclosure or advise us otherwise.

2.   With respect to your private placement with Cornell Capital, please expand your disclosure to explain the consequences if stockholders do not approve the reverse stock split that would provide for sufficient authorized shares available for issuance under the convertible securities. Please discuss any contractual obligations associated with the terms of the convertible securities that could subject you to liability for failure to obtain the stockholder approval for the reverse stock split.

Proposal 3, page 22

3.   We note your response to comment 8 of our letter dated August 9, 2006. We further note your disclosure on page 10 suggesting that none of your option plans have received stockholder approval. It would appear that your proposal here to seek stockholder approval of your amended and restated 2005 stock option plan is the first instance that stockholders have had to approve of the plan. Accordingly, please provide disclosure as necessary pursuant to Item 10 of Schedule 14A with respect to options that have been granted or are specifically planned to be granted under your 2005 stock option plan.

*   *   *   *

        As appropriate, please amend your filing, as necessary, in response to these comments. Responses to our comments on your filing should be provided to us within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Daniel Lee at (202) 551-3477, or Jeff Werbitt at (202) 551-3456, with any questions. If you need further assistance, you may contact me at (202) 551-3462.

                                Sincerely,

                                Mark P. Shuman
                                Branch Chief – Legal

cc: Via Facsimile
        Eric A. Pinero
        Sichenzia Ross Friedman Ference LLP
        Telephone: (212) 930-9700
        Facsimile: (212) 930-9725